AMENDMENT DATED 1/22/98 TO 1988 STOCK OPTION PLAN

             "9.(a) VESTING PERIOD. Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Committee and as shall be permissible under the terms of the Plan, which shall be specified in the Option Agreement evidencing the Option. Options granted under the Plan shall vest at a rate of at least twenty percent (20%) per year, except for certain options for Vice Presidents and above granted on or after January 22, 1998, which may vest on such criteria and rate (including performance) without regard to minimum as the Committee shall in its sole discretion determine."